April 8, 2019

GANNETT

Dear Fellow Shareholder,

Your board of directors has been a responsible steward of your investment in Gannett and is overseeing a multi-year digital transformation that, combined with the company's USA TODAY NETWORK strategy, will enable the company to continue to serve as a trusted, comprehensive digital marketing partner to local and national businesses while also strengthening and growing our communities through digital engagement. This strategy is driving results that are delivering growth and enhancing shareholder value in a challenging industry environment. Since becoming a standalone company in mid-2015, Gannett has returned more than $324 million of capital to shareholders — delivering a higher and more stable total shareholder return than the majority of the company's peers.[1]

Despite this proven record, MNG Enterprises, Inc. ("MNG"), also known as Digital First Media, a competing news media company majority-owned by the New York-based hedge fund Alden Global Capital ("Alden"), is seeking to replace six of your actively engaged, highly experienced and independent directors with candidates who are clearly conflicted and were nominated to advance the interests of MNG and Alden, not Gannett or its shareholders. MNG is attempting to promote its self-serving agenda to take control of Gannett, with no guaranteed premium for all shareholders, through a problematic, two-pronged approach: first, it demanded that Gannett sell itself to MNG and, second, when your board unanimously determined that the MNG proposal undervalued Gannett and lacked credibility, MNG nominated a control slate of affiliated candidates.

Your vote is very important. We encourage you to protect the value of your investment in Gannett by voting "FOR ALL" of your board's eight independent nominees today — online, by telephone or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Please simply discard and do NOT vote using any Blue proxy cards you may receive from MNG.

MNG's unsolicited proposal is not credible and is not in the best interests of Gannett shareholders

Following receipt of MNG's unsolicited proposal, your board carefully reviewed and considered the proposal in consultation with the company's financial and legal advisors. Your board unanimously decided to reject the proposal because it undervalues Gannett, its key assets and its prospects, and is not in the best interests of the company and its shareholders.

Your board also determined that the MNG proposal, lacking requisite financial resources and any assurances that it could ultimately be closed, was not credible. The letter that MNG has touted from a distressed debt fund, Oaktree Strategic Credit, which was obtained more than two months after MNG submitted its unsolicited proposal, does not represent a contractual commitment or even a best efforts obligation on behalf of Oaktree to provide or arrange financing for MNG's transaction, and is highly conditional. In fact, Oaktree itself does not even commit to participating in this hypothetical financing.

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[1] Peers include The New York Times Company, New Media Investment Group Inc., Tribune Publishing Company, News Corporation, McClatchy and Lee Enterprises, Incorporated.

 **PROTECT YOUR INVESTMENT!** PLEASE VOTE TODAY ON THE **WHITE** PROXY CARD!

Further, MNG's assertion that "a combined MNG-Gannett leverage profile would be conservative relative to industry comparables" is dubious and lacks substantiation. Based on publicly available information, we believe that pro forma gross leverage of the combined company, before factoring in pension obligations, would be among the highest of all industry comparables — we estimate in excess of 4.0x 2018 EBITDA.[2] Including pensions, we estimate the same leverage multiple to be greater than 4.5x 2018 EBITDA. These leverage levels would put Gannett in the company of its most distressed peers, which is why we have serious questions about MNG's ability to obtain financing for its proposed transaction.

Now, nearly three months after submitting its unsolicited proposal, MNG has still not secured committed financing and has refused to answer basic questions around antitrust regulatory risks, pension liability funding and the combined leadership and operating plan. Instead, MNG has attempted to simply waive away these fundamental issues by making conclusory statements, not backed by substance.

We have repeatedly stated that we would engage with any party that makes a bona fide, credible proposal that appropriately values the company and is capable of being closed. MNG continues to fail that test.

Gannett is executing its transformation strategy to deliver shareholder value by continuing to produce award-winning content and building a best-in-class digital marketing solutions organization

Gannett's experience and scale in local and national markets, longstanding trust with consumers and advertisers and high-quality journalism differentiate us from our competitors. Your board and management team will continue to drive shareholder value by:

- Leveraging our nationwide scale and local presence to expand and deepen our relationships with consumers and businesses;

- Accelerating organic digital revenue growth through innovative consumer experiences and new marketing and advertising solutions;

- Pursuing accretive growth through disciplined, selective acquisitions that provide synergies with our customer base and markets; and

- Aligning costs within our legacy print business in a thoughtful and strategic manner.

Through the USA TODAY NETWORK, Gannett's journalists tell stories with significant implications for the communities we serve, and our publications serve as guardians of democracy locally and nationally. Since becoming a standalone company in mid-2015, Gannett has:

Produced award-winning and innovative content to increase audience growth and digital engagement:

- Won multiple prestigious journalism awards, including three Pulitzer Prizes in 2018 by USA TODAY NETWORK journalists for "The Wall: Unknown Stories, Unintended Consequences," "Seven Days of Heroin: This Is What an Epidemic Looks Like" and a selection of Iowa-focused editorials related to healthcare.

- Implemented digital consumer product improvements, such as personalization in our native apps and a digital front redesign in more than 90 markets.

- Grew average monthly unique visitors as measured by comScore from 110 million in 2016 to 126 million in 2018.

- Finished 2018 ranked first in mobile web unique visitors in comScore's News and Information category.

- Reached more than 500,000 paid digital-only subscribers. Given the 2018 growth rate of 46% for digital subscriptions, Gannett is on track to reach the company's goal of one million digital subscribers in the next two years.

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2 Assumes MNG financeable 2018 EBITDA contribution of $100 million.

Built a digital marketing solutions organization to deepen our relationships with national, regional and local businesses:

- Acquired ReachLocal, SweetIQ and WordStream to build an owned and operated nationwide digital marketing solutions platform.

- Launched LOCALiQ, our data-driven marketing solutions brand to simplify our sales process, and the LOCALiQ Grader Tool to drive higher close rates.

- Restructured the company's local sales team around client segments (versus a one-size fits-all approach) to better serve our customers.

- As a result of these strategic efforts, as of the end of 2018, 47% of Gannett's advertising revenue was digital.

MNG has a record of value destruction and diverting assets, including employee pension funds, to enrich Alden

MNG has a long history of deep newsroom cuts and substantial real estate divestitures following acquisitions. Given MNG's track record, we have grave concerns that under the control of MNG's nominees, your board would be repurposed for siphoning value — including potentially from Gannett's pensions — to deliver generous management fees and profits to Alden, while destroying value for other Gannett shareholders.

Why is Alden siphoning millions of dollars from its newspaper assets to fund unrelated investments, such as Fred's, Inc.?

Recent litigation between MNG and its largest minority shareholder, Solus Alternative Asset Management LP ("Solus"), demonstrates that Alden's conduct extends beyond the destructive cost-cutting measures and workforce reductions at its portfolio of newspapers. Solus' lawsuit alleged that since Alden became MNG's majority shareholder, MNG has diverted hundreds of millions of dollars from struggling newspapers into Alden ventures that have no connection to its media business.[3] In legal filings, **MNG admitted to making a number of investments with diverted cash, including investing $248.5 million of workers' pension funds in funds controlled by Alden and investing $158 million for a 24.8% stake in Fred's**, Alden's largest single holding.[4] Fred's stock has declined 87% since Alden announced its investment.[5]

Solus' lawsuit also alleged that there is a precedent for Alden's taking management fees from MNG subsidiaries without any disclosure to minority shareholders. MNG and Alden amended MNG's Stockholders' Agreement to delete the sections that provided information rights to fellow stockholders, effectively eliminating MNG's reporting obligations.[6]

Given MNG's and Alden's history and conduct, how can MNG's candidates, all of whom are affiliated with MNG and/or Alden, be trusted to fulfill their fiduciary duty to Gannett shareholders?

Given MNG's own statements and the close affiliation of all of its nominees, Gannett does not believe that MNG's nominees could reasonably be expected to act in the best interests of all Gannett shareholders, rather than being beholden to or unduly influenced by MNG and Alden. Considering the clear and irreconcilable conflicts of interest of MNG's candidates, were they to be elected to the Gannett board, Gannett believes the consequence would be to transfer control of the board to MNG and Alden — with no control premium — at which point MNG would be in a position to advance any agenda it wants at Gannett shareholders' expense.

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3 Sola Ltd and Ultra Master Ltd v. MNG Enterprises, DE Court of Chancery Case No. 2018-0134-JRS. March 5, 2018.
4 Sola Ltd and Ultra Master Ltd v. MNG Enterprises, DE Court of Chancery Case No. 2018-0134-JRS, March 19, 2018.
5 Based on closing stock prices on March 25, 2019, and December 21, 2016 (the day prior to the filing of Alden's initial 13D).
6 Sola Ltd and Ultra Master Ltd v. MNG Enterprises, DE Court of Chancery Case No. 2018-0134-JRS. March 5, 2018.

Support the board that is aligned with your interests. Vote "FOR ALL" of Gannett's actively engaged, independent director nominees on the WHITE proxy card today

This is a critical time for Gannett and the industry, and your board and management team are taking actions to deliver on our continued commitment to journalistic excellence and the path to the greatest value opportunity for shareholders.

Gannett has a highly qualified board, and our eight nominees — all of whom are independent — bring broad and diverse backgrounds, professional experience and skills in areas that are critical to Gannett's business and future success, including finance, business development and strategic planning, mergers and acquisitions, digital media, journalism, marketing and advertising, technology and human resources. Your directors are actively involved in working with management to oversee and execute Gannett's strategy and business transformation and regularly engage with shareholders on these topics.

Your board and Gannett's management are confident that the company's digital and USA TODAY NETWORK strategies provide the best path forward amid a changing media environment. Electing your board's superior director nominees is the right choice to drive value creation in your investment. We urge shareholders to vote "FOR ALL" of the company's independent director nominees using the WHITE proxy card today. Please simply follow the easy instructions to submit your proxy by telephone, by Internet or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

We thank you for your continued support.

Sincerely,

J. Jeffry Louis

Chairman of the Gannett board of directors

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. The words "believe," "expect," "estimate," "could," "should," "intend," "may," "plan," "seek," "anticipate," "project" and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond our control. The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results or events to differ materially from those projected, anticipated or implied in the forward-looking statements, including the matters described under the heading "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the company's annual report on Form 10-K for fiscal year 2018 and in the company's other SEC filings.

If you have any questions, or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Shareholders call toll-free:

877.456.3507
(from the U.S. and Canada)



Remember, please simply discard any Blue proxy card you may receive from MNG. Any vote on MNG's Blue proxy card (even a vote in protest on their nominees) will revoke any earlier proxy card that you have submitted to Gannett.